Food Company, Inc. One Dole Drive • Westlake Village, CA 91362-7300
C. Michael Carter
Executive Vice President, General Counsel and Corporate Secretary
CONFIDENTIAL TREATMENT REQUESTED
January 19, 2009
SUBMITTED VIA FEDERAL EXPRESS; REDACTED COPY VIA EDGAR
Mr. John Reynolds
Assistant Director, Division of Corporation Finance
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Washington, D.C. 20549

Re:	Dole Food Company, Inc.
Comment Letter from the Commission dated December 19, 2008 concerning:
Form 10-K for the fiscal year ended December 29, 2007
Form 10-Q for the quarterly period ended October 4, 2008
File No. 1-04455
Dear Mr. Reynolds:
We are in-receipt of the above-captioned comment letter. We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments (in italics) and our responses to each of the comments. Pursuant to 17 C.F.R. 200.83, we hereby request that confidential treatment be accorded to our responses to comments 2, 3 and 5, as indicated by the symbol [* * *].
Form 10-K for Fiscal Year Ended December 29, 2007
Setting Executive Pay, page 109
1.	You have not provided a quantitative discussion of all of the terms of the necessary targets to be achieved for your named executive officers to earn compensation under the annual incentive plan or the long-term cash incentive plan. For the annual plan, we note that you have provided the following target: “The targeted cash flow return on investment goal set for 2007 represents an increase of over 20% compared to actual results in 2006.” With regard to the long-term plan, you refer to the revenue level for the 2005-2007 incentive period, which period was completed in fiscal 2007. In future filings, please disclose the

Mr. John Reynolds
January 19, 2009

specific performance targets used to determine incentive amounts or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. To the extent that it is appropriate to omit specific targets, please provide the disclosure pursuant to Instruction 4 to Item 402(b). General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. In discussing how likely it will be for the company to achieve the target levels or other factors, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.
We understand the staff’s comment and will make the disclosure or supplemental analysis described in the comment in our future filings.
Form 10-Q for Fiscal Quarter Ended October 4, 2008
Note 2 — 2009 Debt Maturity, page 7
2.	We note your disclosures indicating that you anticipate the need to refinance at least a portion of your $350 million 8.625% notes when they become due in May 2009. You describe several alternatives to paying off the notes in whole, including replacement unsecured financing, amending your secured credit facilities, or obtaining additional equity. Also, you indicate that the failure to timely pay the 2009 Notes at or before maturity could lead to an event of default which could have a material adverse effect on your business, financial condition and results of operations. Please revise your footnote and liquidity disclosure to describe the following:
•	Any cross default provisions in your other debt arrangements which may cause such arrangements to become immediately due should you default on your 2009 Notes

•	The challenges of the current lending environment and its impact on your ability to obtain favorable lending terms, if at all

•	The limitations caused by your continued use of cash flows in operating activities, and

•	The risks and uncertainties of each financing option considered
CONFIDENTIAL TREATMENT REQUESTED
[* * *]
The answers to the staff’s specific questions are as follows, and would be disclosed in the Form 8-K:
•	Our senior secured credit facilities and note and debenture indentures contain customary cross-default provisions. An event of default with respect to the 2009 Notes would cross-default the credit facilities and the other notes and debentures. If such an event of default were to occur, the indenture trustee or holders of at least 25% of the notes or debentures of any series, lenders representing more than 50% of our term debt, or lenders representing more than 50% of our revolving debt could give notice of acceleration with respect to such series, term debt or revolving debt, as appropriate.

•	Mindful of the staff’s frequently expressed position that “boilerplate” risk disclosures are to be avoided, we must, with respect, tell you that we have no special
[* * *] Confidential Treatment Requested

Mr. John Reynolds
January 19, 2009

insight into the challenges of the current lending environment or its impact upon our ability to obtain favorable lending terms, if at all. We, like investors generally, are aware that the market for high-yield debt securities has been difficult, but that some deals are getting done. Other than being aware of the publicly-available particulars of the deals that have closed, we have no other material information on the current lending environment. [* * *]

•	The staff’s question regarding cash used in operating activities raises the issue of liquidity and our ability to refinance our 8.625% notes due in May 2009. In that context, please consider the following facts. (1) Our business is seasonal. Thus, although we use cash in operating activities in some quarters, cash is provided by operating activities in other quarters. For example, in the second quarter of 2008, $60 million in cash was provided by operating activities (as can be seen by comparing the cash flows statements in our Forms 10-Q for the first and second quarters of 2008). In 2007, approximately $9.5 million of cash was provided by operating activities in the fourth quarter. We do not yet have the corresponding number for the fourth quarter of 2008. (2) In addition, as of January 3, 2009, the end of our 2008 fiscal year, we had [* * *] of availability under our revolving credit facility. We currently estimate that we had approximately [* * *] of net assets held for sale at the end of our 2008 fiscal year. We also estimate that asset sales expected to close in the first quarter of 2009 will yield net proceeds of approximately [* * *]. Based on these facts, and in particular, the ready availability of large amounts of non-core assets held for sale, we do not believe that our use of cash in operating activities through the end of the third quarter of 2008 will have a material effect on our ability to refinance the 8.625% notes due in May 2009.

•	[* * *]
Note 9 — Notes Payable and Long-Term Debt, page 14
Covenants, page 15
3.	Please be advised that Item 303(a)(1) of Regulation S-K requires your identification of any known trends, known demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way. Given your substantial indebtedness, and your prominent disclosure regarding your 2009 debt maturity, please include a tabular presentation of your actual ratios/other actual amounts versus the minimum/maximum ratios/amounts permitted under your financial covenants for your senior secured credit facilities and the indentures governing your senior notes and debentures. Disclose any covenants that limit your ability to transfer and/or sell assets. Such disclosure can be provided in either MD&A or within the footnotes to your condensed consolidated financial statements, and should only be excluded if you believe that the likelihood of default is remote. Refer to Section 501.03 of the Financial Reporting Codification for guidance.
CONFIDENTIAL TREATMENT REQUESTED
Our senior secured credit facilities and the indentures governing our senior notes and debentures are “covenant lite” and do not contain traditional financial ratio or amount covenants. We are subject to a “springing covenant” in our asset based lending revolving credit facility, but that covenant has never been effective and would only become effective if
[* * *] Confidential Treatment Requested

Mr. John Reynolds
January 19, 2009

the availability under our revolving credit facility were to fall below $35 million for any eight consecutive business days, which it has never come close to doing during the life of such facility. As of the last day of the fiscal year ending January 3, 2009, we had [* * *] of availability under our revolving credit facility. In the event that such availability were to fall below $35 million for such eight consecutive business day period, the “springing covenant” would require that our fixed charge coverage ratio, defined as (x) consolidated EBITDA for the four consecutive fiscal quarters then ending divided by (y) consolidated fixed charges for such four fiscal quarter period, equal or exceed 1.00:1.00. The most recent calculation of the fixed charge coverage ratio was performed as of the end of the third fiscal quarter of 2008, at which time the ratio equaled 1.63:1.00, so even if the “springing covenant” had become effective, we would have satisfied it easily. The fixed charge coverage ratio will, we expect, be even higher for the four fiscal quarters ended January 3, 2009, although the calculations are not yet complete.
With respect to the staff’s comment on limitations on asset sales, we are permitted by our senior secured credit facilities and our note and debenture indentures to sell up to $100 million of any of our assets in any fiscal year, and we are permitted to sell an unlimited amount of additional “non-core” assets that are not material to the operations of Dole Food Company and its subsidiaries and that generated an insignificant portion of our consolidated EBITDA during the twelve month period prior to the date of such sale. All of the asset sales reported in the Form 10-Q, and all of the $222 million of assets-held-for-sale reported in the Form 10-Q satisfy these criteria. In general, 75% of any asset sale proceeds must be in the form of cash, cash equivalents or replacement assets.
Since the “springing covenant” has never been effective, and since the asset sale limitations have not materially restricted our ability to sell assets to date, we respectfully propose to include disclosures similar to the above in our future periodic filings.
Note 10 — Shareholders’ Equity, page 15
Dividends, page 16
4.	We note that as of October 4, 2008 the Company had no ability to declare and pay dividends or other similar distributions. We also note on page 33 and 34 that non-guarantors paid dividends of $13,314 and $9,696 to minority shareholders in the three quarters ended October 4, 2008 and October 6, 2007, respectively. Please clarify your disclosure about the Company’s ability to pay dividends pursuant to the restrictive covenants in your debt instruments.
Dole Food Company, Inc., the registrant, had no ability to declare and pay dividends or other similar distributions. Subsidiaries of Dole Food Company, Inc., however, are not prohibited from paying dividends as a general matter. Indeed, since Dole Food Company, Inc., is primarily a holding company, it is primarily through the upstream dividends or other distributions of our subsidiaries that Dole Food Company, Inc. services its debt. The non-guarantor subsidiaries referenced in the staff’s comment are subsidiaries that are not wholly-owned, directly or indirectly, by Dole Food Company, Inc. There are only a few such subsidiaries worldwide, none of which is material to the registrant. The only requirement in our debt instruments with respect to dividends by non-wholly-owned subsidiaries is that the Dole entity (entities) that holds equity in such non-wholly-owned subsidiary must receive at least its pro-rata share of any dividends so made. All of such
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Mr. John Reynolds
January 19, 2009

dividends paid to Dole entities remain within the Dole system. The dividends identified in the staff’s comment come principally from three non-wholly-owned subsidiaries in California (which sold substantially all of their assets during 2008) and one in Thailand. We respectfully propose to make this disclosure more explicit, along the lines set forth above, in our future filings.
Note 13 — Contingencies, page 19
European Union Antitrust Inquiry, page 21
5.	Explain to us why you are unable to determine the amount of your probable loss as a result of the European Commission’s Decision against your company. Refer to paragraph 8 of SFAS 5. Tell us the most recent status of your appeal to the October 14, 2008 Decision and describe the limitations imposed by your credit agreements on the bond requirement, as referenced in the final paragraph of page 21.
CONFIDENTIAL TREATMENT REQUESTED
The European Commission issued a Decision imposing a €45.6 million fine against Dole Food Company, Inc. and its German subsidiary on October 15, 2008. On December 24, 2008, we appealed the Decision by filing an Application for Annulment (the “Application”) with the European Court of First Instance.
We believe that we have not violated the European competition laws, and that the Application has substantial legal merit, both for an annulment of the Decision in its entirety and for a substantial reduction of the fine. [* * *]
Since this antitrust inquiry began in June 2005, Dole has closely evaluated the probability of any resulting liability in accordance with paragraph 8 of SFAS5 and has made disclosure pursuant to paragraph 9 thereof, and believes that the criteria set forth in paragraph 8 of SFAS5 have not been met. Given the strength of the legal and factual arguments set forth in the Application, we do not believe that it is probable that a liability has been incurred and that the amount of loss from any such liability can be reasonably estimated at this time. Since Dole cannot currently determine the amount of probable loss, if any, incurred as a result of the Decision, no accrual has been made. We will continue to evaluate the probability of any liability resulting from the Decision and possible range of outcomes that may exist with the Decision, as the annulment proceeding progresses to decision by the Court of First Instance in the expected 2010 or 2011 time frame.
Paragraph 37 of SFAS5 states that “[i]f an unfavourable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure would be required by paragraph 10 of this statement.” Our last Form 10-K and 10-Q filings provide disclosure consistent with the requirements in paragraph 10 of SFAS5, with the most recent Form 10-Q disclosure indicating: “Although no assurances can be given, and although there could be a material adverse effect on the Company, the Company believes that it has not violated the European competition laws. No accrual for the Decision has been made in the accompanying condensed consolidated financial statements, since the Company cannot determine at this time the amount of probable loss, if any, incurred as a result of the Decision.”
[* * *] Confidential Treatment Requested

Mr. John Reynolds
January 19, 2009

Our credit agreements provide that it is an Event of Default if (i) there are final and non-appealable judgments against us of at least $25 million that remain unpaid (and not covered by a reputable and solvent insurance company) for any period of 60 consecutive days; or (ii) there are judgments against us of at least $25 million that are not final and non-appealable, but that have not been vacated, discharged, stayed or bonded pending appeal for any period of 60 consecutive days. The Decision is not final and non-appealable and, as indicated, we have appealed the Decision. Additionally, by letter dated December 3, 2008, the Commission agreed that if we make an initial payment of $10 million to the Commission on or before January 22, 2009, then the Commission will stay its standard 90-day deadline for a provisional payment, or coverage by a prime bank guaranty, of the remaining balance (plus interest as from January 22, 2009), until April 30, 2009. Dole will make the $10 million payment on January 22, 2009.
Note 14 — Assets Held-for-Sale, page 22
6.	We note, on page 23, your $7 million realized gain recorded on the sale of assets, excluding the gain on the vessel. Please tell us the caption in the income statement that includes the realized gain. In future filings, disclose this information, along with that of other similar realized gains or losses, as required by paragraph 47 of SFAS 144.
Of the $7 million realized gain recorded on the sale of assets, approximately $5 million was recorded in cost of products sold and $2 million was recorded in selling, marketing and general and administrative expenses in the income statement. Dole classifies such amounts in the income statement based on the nature of the underlying asset and, if material, discloses the amount in a separate caption on the face of the income statement. We will include this disclosure in future filings.
7.	We note, on page 24, your fourth quarter 2008 sales of JP Fresh and Dole France, in addition to one farm located in central California. Please tell us the October 4, 2008 carrying amount of the assets sold, the gain or loss you recognized, and the caption in the income statement that will include the gain or loss. In future filings, disclose this information, along with that of other similar transactions, as required by paragraph 47 of SFAS 144.
The carrying amount of the assets sold in the fourth quarter of 2008 was approximately $56 million as of October 4, 2008. We realized a gain of approximately $11 million in the fourth quarter of 2008 related to these asset sales. Based on the significance of these asset sales in the fourth quarter of 2008, we will report these gains in a separate caption within operating income on the income statement for the fiscal year ended January 3, 2009. We will disclose this information along with that of other similar realized gains or losses, as required by paragraph 47 of SFAS 144.
As requested in your comment letter, we hereby acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
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Mr. John Reynolds
January 19, 2009

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact Dole, feel free to call me at 818-879-6810, David DeLorenzo (Dole’s President and Chief Executive Officer) at 818-879-6801, Jeffrey Conner (Dole’s Vice President, Associate General Counsel and Assistant Secretary) at 818-879-6834 or Joseph Tesoriero (Dole’s Vice President and Chief Financial Officer) at 818-879-6900.

Sincerely,

/s/ C. Michael Carter
C. Michael Carter

cc:	Jeffrey Conner David A. DeLorenzo Joseph S. Tesoriero
[* * *] Confidential Treatment Requested